LOGICVISION, INC.
25 Metro Drive, Third Floor
San Jose, California, 95110

December 15, 2006

BY FACSIMILE TRANSMISSION

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0409
Attention: Hugh Fuller

RE: LogicVision, Inc.
       Registration Statement on Form S-3
       File No. 333-137991
       Request for acceleration of effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, LogicVision, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3, as amended (the “Registration Statement”), relating to the registration of shares of the Company’s Common Stock, be accelerated to 3:00 p.m., Eastern Time, on December 19, 2006, or as soon thereafter as may be practicable.

The Company acknowledges that:

•  Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not release the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

LOGICVISION, INC.

By:

Bruce M. Jaffe
Vice President of Finance and Chief Financial Officer

cc:  Harpreet Bal
       Pillsbury Winthrop Shaw Pittman LLP